Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(in thousands, except ratios)

	Twenty-Four Weeks Ended
	February 9, 2013	February 11, 2012
Earnings:
Income before income taxes	$598,420	$563,568
Fixed charges	117,947	111,419
Less: Capitalized interest	(524)	(409)

Adjusted earnings	$715,843	$674,578

Fixed charges:
Gross interest expense	$79,781	$75,516
Amortization of debt expense	3,905	3,573
Interest portion of rent expense	34,261	32,330

Fixed charges	$117,947	$111,419

Ratio of earnings to fixed charges	6.1	6.1

	Fiscal Year Ended August
	2012 (52 weeks)	2011 (52 weeks)	2010 (52 weeks)	2009 (52 weeks)	2008 (53 weeks)
Earnings:
Income before income taxes	$1,452,986	$1,324,246	$1,160,505	$1,033,746	$1,007,389
Fixed charges	250,056	240,329	223,608	204,017	173,311
Less: Capitalized interest	(1,245)	(1,059)	(1,093)	(1,301)	(1,313)

Adjusted earnings	$1,701,797	$1,563,516	$1,383,020	$1,236,462	$1,179,387

Fixed charges:
Gross interest expense	$170,481	$164,712	$156,135	$143,860	$120,006
Amortization of debt expense	8,066	8,962	6,495	3,644	1,837
Interest portion of rent expense	71,509	66,655	60,978	56,513	51,468

Fixed charges	$250,056	$240,329	$223,608	$204,017	$173,311

Ratio of earnings to fixed charges	6.8	6.5	6.2	6.1	6.8